                       SECURITIES AND EXCHANGE COMMISSION
                              450 Fifth Street N.W.
                           Washington, D.C. 20549-1004

                                    FORM 11-K

     (Mark One)

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 30, 2000


                                       OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ___________ to _____________


Commission file number 1-892
                       -----

         A. Full title and the address of the plan, if different from that of the issuer named below:

              THE B.F.GOODRICH COMPANY RETIREMENT PLUS SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    Goodrich Corporation
                                    Four Coliseum Centre
                                    2730 West Tyvola Road
                                    Charlotte, NC 28217-457

                              REQUIRED INFORMATION




1.       Audited Financial Statements for the Plan.


         The Report of Independent Auditors; Statements of Assets Available for Benefits as of December 30, 2000 and 1999; and Statements of Changes in Assets Available for Benefits for the years then ended.

2.       Exhibit 23        Consent of Independent Auditors - Ernst & Young LLP


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, The B.F.Goodrich Company Retirement Plus Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    THE B.F.GOODRICH COMPANY RETIREMENT PLUS
                                    SAVINGS PLAN COMMITTEE



June 8, 2001                        /S/ Kevin P. Heslin
                                    --------------------------------------------
                                    Kevin P. Heslin
                                    Chairman of The B.F.Goodrich Company
                                    Benefit Design and Administration Committee

AUDITED FINANCIAL STATEMENTS

The BFGoodrich Company Retirement Plus Savings Plan, for the years ended December 30, 2000 and 1999 with Report of Independent Auditors

              The BFGoodrich Company Retirement Plus Savings Plan

                          Audited Financial Statements

                     Years Ended December 30, 2000 and 1999



                                    Contents

Audited Financial Statements

Report of Independent Auditors ...............................     1
Statements of Assets Available for Benefits ..................     2
Statements of Changes in Assets Available for Benefits .......     3
Notes to Financial Statements ................................     4

                         Report of Independent Auditors


The BFGoodrich Company
Retirement Plus Savings Plan
   Committee

We have audited the accompanying statements of assets available for benefits of The BFGoodrich Company Retirement Plus Savings Plan as of December 30, 2000 and 1999, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 30, 2000 and 1999, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

                                    /S/ Ernst & Young LLP


Charlotte, North Carolina
May 25, 2001

               The BFGoodrich Company Retirement Plus Savings Plan

                   Statements of Assets Available for Benefits

                                                         DECEMBER 30,
                                                  ---------------------------
                                                     2000           1999
                                                  ------------   ------------
ASSETS
   Investments, at fair value:
     The BFGoodrich Retirement
       Plus Savings Plan Master
       Trust (Notes 2 and 4)                      $557,105,170   $486,710,323
                                                  ------------   ------------
   Contribution receivables:
       Participants                                    825,396        992,523
       The BFGoodrich Company                          565,317        671,069
                                                  ------------   ------------
   Total receivables                                 1,390,713      1,663,592
                                                  ------------   ------------
Assets available for benefits                     $558,495,883   $488,373,915
                                                  ============   ============


See accompanying notes to financial statements

               The BFGoodrich Company Retirement Plus Savings Plan

             Statements of Changes in Assets Available for Benefits

                                                                  YEAR ENDED      YEAR ENDED
                                                                 DECEMBER 30,     DECEMBER 30,
                                                                    2000             1999
                                                                -------------    -------------
ADDITIONS
Investment income:
   Interest                                                     $   6,997,248    $   6,721,614
   Dividends                                                       19,096,196       16,120,241
   Net realized and unrealized appreciation (depreciation) in
     aggregate fair value of investments                           47,774,048      (34,775,496)
                                                                -------------    -------------
                                                                   73,867,492      (11,933,641)
                                                                -------------    -------------
Contributions from:
   Participants                                                    26,447,694       25,310,188
   The BFGoodrich Company                                          15,193,384       14,703,833
                                                                -------------    -------------
                                                                   41,641,078       40,014,021
                                                                -------------    -------------
Total additions                                                   115,508,570       28,080,380

DEDUCTIONS
Withdrawals and terminations                                       51,556,635       38,109,523
Administrative expenses (Note 1)                                      235,494          215,371
                                                                -------------    -------------
Total deductions                                                   51,792,129       38,324,894
                                                                -------------    -------------
                                                                   63,716,441      (10,244,514)
Trust to trust transfers (Note 1):
   IBP                                                                 68,196               --
   Ithaco                                                           6,337,331               --
                                                                -------------    -------------
Net increase (decrease)                                            70,121,968      (10,244,514)

Assets available for benefits at beginning of year                488,373,915      498,618,429
                                                                -------------    -------------
Assets available for benefits at end of year                    $ 558,495,883    $ 488,373,915
                                                                =============    =============


See accompanying notes to financial statements.

               The BFGoodrich Company Retirement Plus Savings Plan

                          Notes to Financial Statements

                                December 30, 2000

1. DESCRIPTION OF THE PLAN

The BFGoodrich Company Retirement Plus Savings Plan (the "Plan") is a defined contribution plan covering substantially all non-bargaining unit employees of The BFGoodrich Company (the "Company") and certain subsidiaries of the Company to which the Plan has been extended. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

During 1999, the fiscal year end of the Plan was changed from December 31 to December 30. The period from January 1, 1999 to December 30, 1999 is referred to as "the year ended December 30, 1999" in these financial statements.

Effective February 1, 1994, The BFGoodrich Company Retirement Plus Savings Plan Master Trust (the "Master Trust") was established to hold the assets of the Plan and the assets of The BFGoodrich Company Retirement Plus Savings Plan For Wage Employees. All investment information disclosed in the financial statements, including investments held at December 30, 2000 and 1999, and net appreciation (depreciation) in fair value of investments, and interest and dividend income for the years ended December 30, 2000 and 1999, was obtained or derived from information supplied and certified as complete and accurate by Fidelity Investments (the "Trustee").

The plans of certain businesses acquired by the Company were merged into the Plan as follows:

- Effective January 3, 2000, the Ithaco Savings and Investment Retirement Plan covering salaried employees was merged into the Plan, resulting in a transfer of $6,337,331 to the Plan.

- Effective October 31, 2000, the IBP Aerospace Group Inc. 401(k) Plan covering salaried employees was merged into the Plan, resulting in a transfer of $68,196 to the Plan.

The Plan offers participants the choice of two savings options: an after-tax savings option and a pretax, 401(k) savings option. Under the after-tax savings option, employee contributions are subject to federal income taxes, whereas under the pre-tax savings option the participant postpones paying federal income taxes on the amount of contributions deducted from their salary until the contributions are withdrawn from the Plan. Participants can elect to participate in either or both of the savings options. Participants can contribute to each of the investment funds under both savings options.

               The BFGoodrich Company Retirement Plus Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

Each employee who elects to become a participant in the Plan authorizes a payroll deduction from 1% to 18% of their eligible earnings, subject to limitations under the Internal Revenue Code (the "Code").

The Plan provides that for each plan year the employer will contribute a percentage of the participants' contributions that are 6% or less of the participants' monthly eligible earnings. The employer contribution rate is generally 100% of participants' eligible contributions to the BFGoodrich Stock Fund and 50% of participants' eligible contributions to the other funds. Under certain conditions, participants can redirect the employer matching contributions to other investment funds. Retirement contributions made to the Plan accounts of participants who are eligible to receive these contributions are invested only in the Managed Income Fund. Retirement contributions may be redirected to the other investment funds with no restrictions.

The Plan provides for the acceptance of rollover contributions from other plans qualified under the Code. Rollover contributions can be made only in cash to the Plan's pre-tax savings option.

Dividends, interest and proceeds from sale of investments in each Fund are reinvested in the respective Fund.

Participant contributions are always fully vested. Company contributions vest immediately upon completion of three years of service by the participant. Effective April 9, 1999 a change in control as defined in the Plan occurred resulting in all participants on that date becoming fully vested in Company contributions. Company contributions, excluding retirement contributions made after January 1, 1990, may not be withdrawn until the participant reaches age 55 or upon termination, disability or death. Forfeitures are applied to reduce contributions required by the Company.

A participant who elects to withdraw from the Plan is paid the current value of his or her vested account balance. Distributions from the BFGoodrich Stock Fund are made in cash or stock of the Company, and distributions from the other funds are made in cash.

Participants may borrow against their employee contributions and related earnings as permitted under the Code not to exceed the lesser of $50,000 or 50% of their vested account balance.

               The BFGoodrich Company Retirement Plus Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with prevailing market rates as determined monthly by the Trustee. Principal and interest is paid ratably through monthly payroll deductions.

Administrative expenses related to record keeping are paid by the Plan and charged to participants' accounts. Investment management fees are charged against the earnings of the investment funds in which the participants' funds are invested.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue such contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the net assets of the Plan will be distributed to the participants based on the value of their accounts. Since this is an individual account plan, the Pension Benefit Guaranty Corporation does not guarantee any benefits.

The foregoing description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions. Copies of the plan document are available from the Human Resource Department of the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are reported on the accrual basis of accounting.

INVESTMENT VALUATION

The Plan's investments are held in the Master Trust, a master investment trust administered by the Trustee. Participation units of the Master Trust are stated at the underlying fair value of the trust investments. The asset value of the BFGoodrich Stock Fund is derived from the value of the Plan Sponsor's common stock. Investments in the individual Fidelity mutual funds are valued at quoted market prices on the last business day of the Plan year. Investments in the Managed Income Fund are primarily investment contracts, offered by major insurance companies and other approved financial institutions (with an average yield of 6.3% in 2000 and 6.1% in 1999), and are valued at contract value (which approximates fair value). The loans to participants are valued at their outstanding balance, which approximates fair value. Temporary investments represent investments in short-term fixed income obligations, which have a fair value approximately equal to cost.

               The BFGoodrich Company Retirement Plus Savings Plan

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 28, 1996, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The BFGoodrich Company Retirement Plus Savings Plan Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4. INVESTMENTS

The investment in the BFGoodrich Retirement Plus Savings Plan Master Trust represents the Plan's proportionate interest in the assets of the Master Trust at December 30, 2000 and 1999, respectively. The Plan's investment in the BFGoodrich Retirement Plus Savings Plan Master Trust represented 83.5% and 83.6% of the total net assets of the Master Trust at December 30, 2000 and 1999, respectively.

               The BFGoodrich Company Retirement Plus Savings Plan

4. INVESTMENTS (CONTINUED)

The Plan has a divided interest in the Participant Loan Account, which reflects the Plan's specific loan transactions. Participation by the Plan in the Master Trust investment accounts is increased or decreased by the purchase or redemption of units of participation at the unit value established at the end of the day on which the purchase or redemption of units occurred. Summarized financial information for the Master Trust is as follows:

                                                                              DECEMBER 30,    DECEMBER 30,
                                                                                 2000             1999
                                                                             -------------    -------------
Statement of Assets
-------------------
Investments at fair value:
   BFGoodrich Stock Fund                                                     $ 272,523,990    $ 181,822,425
   Fidelity Investments                                                        364,573,017      370,820,646
   Loans to participants                                                        27,857,167       27,924,911
                                                                             -------------    -------------
Total investments                                                              664,954,174      580,567,982

Total receivables                                                                2,024,235        1,922,255
                                                                             -------------    -------------
Assets payable to participating plans                                        $ 666,978,409    $ 582,490,237
                                                                             =============    =============


                                                                               YEAR ENDED      YEAR ENDED
                                                                              DECEMBER 30,    DECEMBER 30,
                                                                                 2000             1999
                                                                             -------------    -------------
Statement of Changes in Assets
------------------------------

Assets payable to participating plans at beginning of year                   $ 582,490,237    $ 587,236,382

Total additions                                                                 91,376,590       79,194,986
Total deductions                                                               (59,876,383)     (44,489,954)
Net realized and unrealized appreciation (depreciation) in fair value of
   investments                                                                  52,987,965      (39,451,177)
                                                                             -------------    -------------
Assets payable to participating plans at end of year                         $ 666,978,409    $ 582,490,237
                                                                             =============    =============

               The BFGoodrich Company Retirement Plus Savings Plan

5. NONPARTICIPANT-DIRECTED INVESTMENTS

The Plan's investment options are participant-directed with the exception of the BFGoodrich Stock Fund and the Managed Income Fund. The employer match on participant contributions is automatically invested in the BFGoodrich Stock Fund, and may only be redirected under certain conditions. Retirement contributions are automatically invested in the Managed Income Fund and may be redirected by participants with no restrictions. As the participant-directed and non-participant directed amounts cannot be separately determined, these investment options are considered to be non-participant directed for financial statement disclosure purposes under Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters."

Information about the assets and the significant components of the changes in the assets relating to the non-participant directed investments is as follows:

                                        BFGOODRICH STOCK FUND             MANAGED INCOME FUND
                                     DECEMBER 30,    DECEMBER 30,     DECEMBER 30,    DECEMBER 30,
                                         2000             1999            2000            1999
                                    -------------    -------------    ------------    ------------
ASSETS:

Investments, at fair value:
   The BFGoodrich Retirement
    Savings Plan Master Trust       $ 236,571,046    $ 160,778,211    $ 89,371,315    $ 89,705,445

Contributions receivable                1,076,932        1,286,485          74,512          93,650
                                    -------------    -------------    ------------    ------------
                                    $ 237,647,978    $ 162,064,696    $ 89,445,827    $ 89,799,095
                                    =============    =============    ============    ============


                                      YEAR ENDED      YEAR ENDED       YEAR ENDED      YEAR ENDED
                                     DECEMBER 30,    DECEMBER 30,     DECEMBER 30,    DECEMBER 30,
                                         2000             1999            2000            1999
                                    -------------    -------------    ------------    ------------
CHANGES IN ASSETS:

Total additions                     $  17,361,978    $  36,142,317    $ 12,536,308    $  8,418,252
Total deductions                      (14,394,802)     (12,013,860)    (12,889,576)    (12,368,665)

Net realized and unrealized
   appreciation (depreciation) in
   fair value of investments           72,616,106      (57,338,731)             --              --
                                    -------------    -------------    ------------    ------------
                                    $  75,583,282    $ (33,210,274)   $   (353,268)   $ (3,950,413)
                                    =============    =============    ============    ============

               The BFGoodrich Company Retirement Plus Savings Plan

6. TRANSACTIONS WITH PARTIES-IN-INTEREST

All legal and accounting expenses of the Plan are paid by the Company. Other than as described above or pursuant to the Master Trust agreement, the Plan has had no agreements or transactions with any parties-in-interest.

7. NUMBER OF PARTICIPANTS (UNAUDITED)

At the end of 2000 and 1999 there were 7,829 and 8,149 participants, respectively, with account balances in the Plan.

8. SUBSEQUENT EVENT

On May 4, 2001, $137,492,875 in Plan assets were transferred out of the Plan in connection with the sale of the Company's Performance Materials segment.







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